Exhibit 99.1

MoneyHero Group Reports Unaudited Second Quarter 2026 Results

●	Total transaction value expanded 9% in the first six months of 2026 and held flat YoY in Q2 2026, supported by a 77% YoY increase in Q2 cash rewards, which successfully captured high-intent users

●	Revenue remained flat at US$32.3 million in the first six months of 2026, Q2 revenue was US$15.8 million, reflecting our strategic shift to cash rewards

●	Impacted by FX volatility, net loss was US$(1.2) million, reflecting a US$(0.1) million FX loss this quarter compared to a US$3.0 million FX gain in the prior year. Excluding unrealized FX impacts, Constant FX EBITDA[1] loss narrowed 64% YoY to US$(0.9) million, while Adjusted EBITDA[1] loss narrowed 17% YoY to US$(1.6) million

●	Approval rate improved 9 p.p. YoY to 48% in Q2, driving stronger unit economics with continued expansion in revenue per approved application, reinforcing our strategic pivot toward high-intent traffic and continued funnel optimization

●	Q2 Higher-margin Wealth and Insurance products expanded 3 p.p. YoY to 30% of total revenue, with Wealth alone up 22% YoY in the first six months

●	Sustained operational cost discipline, with combined cost of revenue, advertising and marketing, technology, employee benefit, and general administrative and other operating expenses decreasing 12% YoY to US$18.2 million, driven by technology stack optimization and AI automation to unlock long-term operational leverage

●	Maintained a resilient, debt-free balance sheet with US$28.2 million in cash and cash equivalents

HONG KONG and SINGAPORE, September 11, 2026 (GLOBE NEWSWIRE) -- MoneyHero Limited (Nasdaq: MNY) (“MoneyHero” or the “Company”), a leading tech- and AI-powered personal finance aggregation and comparison platform and a digital insurance brokerage provider in Greater Southeast Asia, today announced its financial results for the second quarter ended June 30, 2026.

Management Commentary:

Danny Leung, Interim Chief Executive Officer and Chief Financial Officer, stated:

“Our second quarter delivered continued improvement in unit economics, approval quality and cost discipline, as well as our total transaction value in core markets, Hong Kong and Singapore. Net loss was US$(1.2) million, reflecting foreign exchange volatility rather than a change in our operating trajectory, and Adjusted EBITDA loss narrowed 17% year-over-year to US$(1.6) million in the quarter, while Constant FX EBITDA loss, which excludes unrealized foreign exchange impacts, narrowed 64% year-over-year to US$(0.9) million. We ended the period with US$28.2 million in cash and no debt. This progress sits alongside a deliberate decision on how we acquire customers, which also shaped our reported revenue.

[1]	Adjusted EBITDA and Constant FX EBITDA are non-IFRS financial measures. See “Key Performance Metrics and Non-IFRS Financial Measures” section herein for explanations and reconciliations of non-IFRS measures used throughout this release.

Revenue was US$15.8 million in the second quarter, down 13% year-over-year, while for the first six months of 2026 revenue remained essentially flat year-over-year at US$32.3 million. However, this headline figure understates the underlying progress we have made due to a strategic decision to deploy cash rewards in Singapore and Hong Kong where there is a growing consumer preference for flexible cash incentives, allowing us to attract higher-intent customers more cost-effectively. Under IFRS accounting rules, these cash rewards are deducted from revenue rather than recorded as a cost. Adding these rewards back, total transaction value was flat year-over-year in the second quarter at US$20.9 million and grew 9% year-over-year to US$41.5 million in the first six months of 2026. These cash rewards totaled US$5.1 million in the second quarter of 2026, up 77% from US$2.9 million in the prior year period, and US$9.2 million in the first six months of 2026, up 66% year-over-year from US$5.6 million in the prior year period. Within the six-month total, Singapore represented the largest portion of these cash rewards at US$7.3 million, while Hong Kong represented US$1.9 million. Even as reported Q2 revenue moderated by 13% due to our strategic shift toward cash rewards, the total transaction value demonstrates sustained growth in our core markets, expanding in the first half of 2026 by 21% in Hong Kong and 9% in Singapore year-over-year.

Market Deep Dive: Geographic Performance

Geographically, Hong Kong remained our anchor market, holding revenue broadly flat year-over-year in the second quarter at US$7.8 million, representing half of total revenue, and grew 15% year-over-year to US$16.3 million in the first six months of 2026, underscoring the resilience of our leadership position there. This commanding market leadership drove a significant expansion in our bottom line, with Hong Kong segment profit surging to US$0.5 million from US$0.1 million in the prior year period. In Singapore, underlying operating momentum continued to expand. Cash rewards deployment was heavily concentrated in this market, resulting in a 20% decline in Q2 reported revenue to US$6.2 million, but our disciplined focus on higher-margin conversions successfully transformed the market's unit economics. First-half of 2026 reported revenue moderated by only 8%, and the market achieved a decisive return to profitability, generating US$0.2 million in segment profit to mark a powerful turnaround from a US$(0.5) million loss in the prior year period.

Vertical Deep Dive: Product Mix Performance and Expansion

Our revenue mix continued to shift toward higher-margin products. Combined revenue from our higher-margin Wealth and Insurance verticals was US$4.7 million and accounted for 30% of total revenue, up from 27% in the prior year period. Revenue from Credit Cards declined 18% year-over-year to US$8.9 million. Reported revenue reflected an increased consumer preference shift toward cash rewards described above. Driven primarily by this shift in reward mechanics within Credit Cards alongside disciplined customer acquisition, our total cost of revenue decreased 17% year-over-year to US$7.6 million. The revenue mix-shift across the first six months of 2026 is clearer. Combined Wealth and Insurance revenue grew 11% year-over-year to US$9.3 million and now represents 29% of total revenue, with Wealth alone up 22% year-over-year to US$4.8 million, reinforcing that these higher-margin verticals continue to compound even through a softer quarter.

During the second quarter, we advanced several partner-led initiatives and continued to broaden our product offerings across key markets. In Singapore, we secured exclusive partnerships with two of the country’s largest retail banks, moved to a fixed-fee arrangement with a global banking group, and established an exclusive partnership with a digital brokerage platform. Exclusivity and fixed-fee economics both improve the predictability of our partner revenue and reduce our exposure to auction-based customer acquisition costs. We are also preparing to launch a new Home Loans comparison category through an affiliate partnership with a leading mortgage broker and comparison platform, allowing us to enter this vertical without taking on underwriting risk or balance-sheet exposure. In Taiwan, we launched a KOL pilot with a local bank during the quarter to test a more targeted, partner-led customer-acquisition model. In Hong Kong, we are broadening our online Life Insurance offering to include Critical Illness in the third quarter, as well as short-term savings, tax-deductible medical and personal accident products in the near future. Our substantial existing insurance traffic, particularly from travel insurance, provides a solid foundation for this expansion.

Technology Deep Dive: AI Transformation and Platform Efficiency

We continued to scale our AI transformation initiative this quarter, and the results are increasingly visible in our cost structure. Technology costs fell 50% year-over-year to US$0.5 million, reflecting continued platform consolidation and AI-driven automation of engineering and operational workflows.

Last quarter, we described AI as the engine of our engineering work. Today, we are delivering results. Built by a single engineer working with AI agents in under three months, against a conventional build that we estimate would have required a team of around ten for most of a year, our in-house Voucher Management System launched in Hong Kong, halving delivery times and eliminating third-party handling fees. We treat that comparison as directional rather than precise. We are also rolling out a fully AI-assisted conversational experience blending customer support and product discovery. Simultaneously, we are structuring our data so third-party GenAI platforms and next-generation search engines can cite MoneyHero directly, ensuring the application and ongoing member relationships remain securely with us.

The member experience is also transforming. We launched a rebuilt member dashboard on SingSaver in Singapore, soon expanding to Hong Kong, giving users a single place to track rewards. This ecosystem, including direct insurance renewals, will integrate seamlessly into our mobile apps to drive retention.

Finally, we are rebuilding remaining legacy internal systems. Because savings from each project fund the next, this requires no significant additional capital expenditure.

Financial and Operational Performance

Operationally, our structural efficiency gains continue to build momentum. Combined cost of revenue, advertising and marketing, technology, employee benefit, and general administrative and other operating expenses declined 12% year-over-year to US$18.2 million. Within this, cost of revenue as a percentage of revenue improved 3 percentage points year-over-year to 48%, reflecting increased adoption of cash rewards and higher-converting traffic. Operating discipline was further highlighted by a 50% year-over-year decline in technology costs, and a 12% year-over-year reduction in advertising and marketing expenses to US$4.0 million through more disciplined, data-driven campaign allocation. These savings balanced targeted investments in employee capabilities to support our higher-margin verticals and AI initiatives, with employee benefit expenses up 6% year-over-year to US$3.9 million. Notably, even as application volume moderated 30% year-over-year from our deliberate prioritization of higher-intent users, our approval rate improved 9 percentage points from the prior year period to 48%. As a result, approved applications declined by a much smaller 15%, alongside a strengthened yield in revenue per approved application, clear evidence that we are converting a smaller but higher-quality funnel more efficiently.

Our net loss was US$(1.2) million for the quarter, driven by foreign exchange. Excluding unrealized foreign exchange impacts, our Constant FX EBITDA loss narrowed 64% year-over-year to US$(0.9) million during the quarter and 14% year-over-year to US$(5.0) million for the first six months of 2026. Reflecting US$1.6 million of non-recurring legal and professional fees and other expenses that are added back in Adjusted EBITDA, this progress reinforces that our core operating trajectory continues to move in the right direction even where currency volatility adds noise to the reported bottom line.

Consistent with these operating improvements, our Adjusted EBITDA loss narrowed 17% year-over-year to US$(1.6) million during the quarter and 49% year-over-year to US$(2.7) million for the first six months of 2026, driven by cost of revenue efficiency, disciplined advertising and marketing spend, and continued structural operating leverage.

We ended the quarter with a healthy, debt-free balance sheet, with US$28.2 million in cash and cash equivalents and US$32.6 million in net current assets as at June 30, 2026. Our MoneyHero Group Members base also grew 17% year-over-year to 10.1 million. Together, this allows us to keep funding our organic growth roadmap while maintaining the cost discipline that has driven our Adjusted EBITDA improvement.

Looking ahead through the remainder of 2026, we remain focused on converting the structural efficiency gains we have built into full-year Adjusted EBITDA improvement. Our second-half product and commercial catalysts include the upcoming launch of the Home Loans comparison category in Singapore, the launch of our AI-assisted natural-language search bar, the planned launch of Critical Illness comparison products in Hong Kong during the third quarter, the rollout of the rebuilt member dashboard to Hong Kong, and the extension of our Voucher Management System to additional markets and voucher types.

These initiatives are designed to broaden our product mix, deepen member engagement, strengthen partner monetization and support the rebuilding of volume on a more profitable basis. We will continue to prioritize disciplined execution, talent retention, operational efficiency and the successful implementation of these strategic growth initiatives.”

Second Quarter 2026 Financial Highlights

●	Revenue was US$15.8 million, a 13% year-over-year decrease from US$18.0 million in the same period last year. This reflected the cash rewards shift described above, alongside lower volumes in Singapore and the Philippines. This was partially offset by resilient performance in Hong Kong, which remained the largest market at US$7.8 million, contributing 50% of total revenue; for the first six months of 2026, revenue held steady at US$32.3 million, flat year-over-year.

o	Combined revenue from higher-margin Wealth and Insurance products was US$4.7 million, expanding to account for 30% of total revenue compared to 27% in the same period last year.

●	Cost of revenue in the second quarter of 2026 decreased by 17% year-over-year to US$7.6 million from US$9.1 million and accounted for 48% of revenue, an improvement of 3 percentage points from 51% during the same period last year, reflecting the increased adoption of cash rewards alongside higher conversion efficiencies.

●	Combined cost of revenue, advertising and marketing, technology, employee benefit, and general administrative and other operating expenses decreased 12% year-over-year to US$18.2 million in the second quarter of 2026 from US$20.6 million in the prior year period, primarily driven by reduced advertising and marketing expenses and a 50% decrease in technology costs through technology stack optimization and AI-driven process automation.

●	Net loss was US$(1.2) million in the second quarter of 2026, compared to a net profit of US$0.2 million in the prior year period, primarily driven by net foreign exchange differences swinging from a US$3.0 million gain in the prior year period to a US$(0.1) million loss this quarter. Excluding unrealized foreign exchange impacts, Constant FX EBITDA loss narrowed 64% year-over-year from US$(2.6) million to US$(0.9) million in the second quarter and narrowed 14% year-over-year from US$(5.8) million to US$(5.0) million for the first six months of 2026, reflecting US$1.6 million of non-recurring legal and professional fees and other expenses that are added back in Adjusted EBITDA.

●	Adjusted EBITDA loss narrowed 17% year-over-year to US$(1.6) million in the second quarter of 2026 from US$(2.0) million in the prior year period, driven by cost of revenue efficiency, disciplined advertising and marketing spend, and continued structural operating leverage; for the first six months of 2026, Adjusted EBITDA loss narrowed 49% year-over-year to US$(2.7) million.

Second Quarter 2026 Operational Highlights

●	Cash Rewards provided to platform users reached US$5.1 million in the second quarter of 2026, a 77% increase from US$2.9 million in the prior year period, and US$9.2 million in the first six months of 2026, a 66% increase from US$5.6 million in the prior year period. Within the six-month total, Singapore represented US$7.3 million and Hong Kong represented US$1.9 million.

●	Monthly Unique Users averaged 3.7 million for the three months ended June 30, 2026, compared to 5.3 million in the prior year period. This anticipated moderation reflects a deliberate strategic shift—specifically, targeted reductions in low-intent paid acquisition alongside enhanced analytics filtering out automated traffic (effective April 1, 2026, and prior periods have not been recast, as set out in footnote 5). Importantly, this pivot drove strong audience yield expansion, with revenue per average monthly unique user surging 24% YoY.

●	MoneyHero Group Members grew by 17% year-over-year to 10.1 million as of June 30, 2026, expanding the scale of our registered user base to support broader market reach.

●	MoneyHero’s approval rate improved significantly by 9 p.p. to 48%, with approximately 148,000 approved applications out of 310,000 applications. Concurrently, we drove meaningful growth in revenue per approved application across both the second quarter and the first six months of 2026. This clear unit economic improvement perfectly reflects enhanced customer acquisition quality and our strategic shift toward higher-intent users.

Summary of financial / KPI performance

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
(US$ in thousands)
Revenue (financial metric)	15,752	18,022	32,268	32,336
Cash Rewards, paid[2] (operating metric)	5,112	2,880	9,228	5,575
Constant FX EBITDA	(927)	(2,570)	(5,022)	(5,847)
Adjusted EBITDA	(1,627)	(1,951)	(2,691)	(5,259)

(Unit in thousands)
Clicks	1,307	2,022	2,701	4,103
Applications[3,4]	310	446	639	880
Approved Applications[3,4]	148	176	305	331

[2]	Cash Rewards is an operating metric representing the total monetary value of cash discounts and rebates provided to platform users.
[3]	Due to the nature of our business, there is often a delay in receiving confirmation of the number of Applications and Approved Applications by our commercial partners. As a result, the disclosed figures may utilize estimations if data is unavailable.
[4]	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to September 30, 2025, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

Revenue breakdown

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2026		2025		2026		2025
(US$ in thousands, except for percentages)	US$	%	US$	%	US$	%	US$	%
	(unaudited)				(unaudited)
By Geographical Market:
Hong Kong	7,834	49.7	7,798	43.3	16,312	50.5	14,195	43.9
Singapore	6,189	39.3	7,773	43.1	11,831	36.7	12,857	39.8
Philippines	969	6.2	1,697	9.4	2,441	7.6	3,476	10.7
Taiwan	760	4.8	754	4.2	1,684	5.2	1,808	5.6
Total Revenue	15,752	100.0	18,022	100.0	32,268	100.0	32,336	100.0

By Source:
Online financial comparison platforms	14,129	89.7	16,067	89.2	29,098	90.2	28,704	88.8
Creatory	1,623	10.3	1,955	10.8	3,170	9.8	3,632	11.2

Total Revenue	15,752	100.0	18,022	100.0	32,268	100.0	32,336	100.0

By Vertical:
Credit cards	8,947	56.8	10,955	60.8	17,939	55.5	19,128	59.2
Personal loans and mortgages	2,039	12.9	2,088	11.6	4,867	15.1	4,583	14.2
Wealth	2,299	14.6	2,292	12.7	4,840	15.0	3,955	12.2
Insurance	2,394	15.2	2,574	14.3	4,507	14.0	4,466	13.8
Other verticals	73	0.5	113	0.6	115	0.4	204	0.6

Total Revenue	15,752	100.0	18,022	100.0	32,268	100.0	32,336	100.0

Key Metrics

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2026		2025		2026		2025
	(in thousands, except for percentages)
Cash Rewards
Hong Kong	915	17.9%	522	18.1%	1,882	20.4%	879	15.8%
Singapore	4,187	81.9%	2,341	81.3%	7,328	79.4%	4,657	83.5%
Taiwan	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Philippines	10	0.2%	17	0.6%	18	0.2%	39	0.7%
Total	5,112	100.0%	2,880	100.0%	9,228	100.0%	5,575	100.0%

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2026		2025		2026		2025
	(in millions, except for percentages)
Monthly Unique Users[5]
Hong Kong	1.1	29.2%	1.2	21.8%	1.1	29.7%	1.1	19.4%
Singapore	0.8	21.2%	1.1	21.4%	0.8	20.9%	1.2	22.1%
Taiwan	1.0	27.4%	1.7	32.9%	1.1	27.7%	1.7	32.0%
Philippines	0.8	22.2%	1.3	23.9%	0.8	21.7%	1.5	26.5%
Total	3.7	100.0%	5.3	100.0%	3.8	100.0%	5.5	100.0%

Total Traffic[5]
Hong Kong	3.6	30.7%	3.8	22.8%	7.6	31.4%	7.1	20.7%
Singapore	2.3	19.2%	3.1	18.6%	4.5	18.6%	6.2	18.1%
Taiwan	3.3	27.9%	5.7	34.1%	6.9	28.3%	11.5	33.8%
Philippines	2.6	22.2%	4.1	24.5%	5.2	21.7%	9.4	27.4%
Total	11.8	100.0%	16.7	100.0%	24.2	100.0%	34.2	100.0%

	As of June,
	2026		2025
	(in millions, except for percentages)
MoneyHero Group Members[6]
Hong Kong	1.1	10.6%	0.9	10.6%
Singapore	1.5	15.3%	1.3	15.5%
Taiwan	0.4	4.1%	0.4	4.4%
Philippines	7.1	70.0%	6.0	69.5%
Total	10.1	100.0%	8.6	100.0%

[5]	Beginning April 1, 2026, our enhanced analytics filters for Monthly Unique Users and Total Traffic better exclude non-human, automated traffic. Prior periods have not been recast because the historical impact was not assessed to be material; therefore, period-over-period comparisons do not reflect changes in consumer volume and the updated traffic methodology.
[6]	Historical MoneyHero Group Members, Applications and Approved Applications as of and for comparative periods prior to September 30, 2025, have been restated to be presented on a comparable basis to our current data governance practices. These revisions had no impact on our consolidated financial statements for any of the periods presented.

Conference Call Details

The Company will host a conference call and webcast on Friday, September 11, 2026, at 8:00 a.m. Eastern Time / 8:00 p.m. Hong Kong/Singapore Time to discuss the Company’s financial results. The MoneyHero Limited (NASDAQ: MNY) Q2 2026 Earnings call can be accessed by registering at:

Webcast: https://edge.media-server.com/mmc/p/xwtrskos

Conference call: https://register-conf.media-server.com/register/BI214539fed1c440429ce5c56522b13799

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a leading tech- and AI-powered personal finance aggregation and comparison platform that provides consumers with actionable insights to discover, compare, and choose the best financial products with confidence — bringing data intelligence and seamless digital access across insurance and banking solutions. The Company operates in Singapore, Hong Kong, Taiwan and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax and Seedly, as well as the B2B platform Creatory. The Company also holds a preference share investment in Jirnexu Pte. Ltd. MoneyHero had over 280 commercial partner relationships as at June 30, 2026, and had approximately 3.7 million Monthly Unique Users across its platform for the three months ended June 30, 2026. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

Key Performance Metrics and Non-IFRS Financial Measures

“Monthly Unique User” means as a unique user with at least one session in a given month as determined by a unique device identifier from GA4. A session begins when a user opens an app in the foreground or views a page or screen while no other session is currently active (e.g., the prior session has ended). A session concludes after 30 minutes of user inactivity. To measure Monthly Unique Users over a period longer than one month, we calculate the average of the Monthly Unique Users for each month within that period. If an individual accesses a website or app from different devices within a given month, each device is counted as a separate unique user. However, if an individual logs in and accesses a website or app using the same login across different devices, they will only be counted as one unique user. This metric provides investors with insight into our market penetration and the breadth of our audience. Management uses this data to refine our content and product discovery tools, with the goal of increasing user loyalty and driving higher conversion rates from unique visitors into active product applicants.

“Traffic” means the total number of unique sessions in GA4. A unique session is a group of user interactions recorded when a user accesses a website or app within a 30-minute window. The current session concludes when there is 30 minutes of inactivity or users have a change in traffic source. Traffic is a key indicator for investors of the overall engagement volume and frequency of use of our platforms. Management utilizes this metric to analyze the efficiency of our acquisition funnel and to optimize our marketing spend toward high-ROI organic and paid channels that deliver users with the highest intent to transact.

“MoneyHero Group Members” means (i) users who have login IDs with us in Singapore, Hong Kong and Taiwan, (ii) users who subscribe to our email distributions in Singapore, Hong Kong, Taiwan and the Philippines, and (iii) users who are registered in our rewards database in Singapore and Hong Kong. Any duplications across the three sources above are deduplicated. This metric is useful to investors as it identifies our core base of registered users who have established a direct relationship with our platforms. Management uses this data to evaluate the scale of our market reach and to improve our AI-driven personalization. By understanding member behavior, we can provide more accurate financial recommendations, which encourages repeat use of our services and increases the long-term value of each user relationship.

“Clicks” means the sum of unique clicks by product item on a tagged “Apply Now”, “Express Buy”, “Buy” or similar button on our website, including product result pages and blogs. We track Clicks to understand how our users engage with our platforms prior to application submission or purchase, which enables us to further optimize conversion rates.

“Applications” means the total number of product applications submitted by users and confirmed by our commercial partners. Management uses this metric to assess the conversion efficiency of our platforms and the effectiveness of our marketing strategies in driving users toward the final stages of the transaction funnel.

“Approved Applications” means the number of applications that have been approved and confirmed by our commercial partners. Management utilizes this data to evaluate the quality and success rate of applications facilitated through our platforms, which is critical to our success-based fee model and our ability to align user demand with our commercial partners’ underwriting standards.

“Approval Rates” means the total number of Approved Applications divided by the total number of Applications during the respective periods presented. Management uses this metric to track our overall conversion success ratio.

“Cash Rewards” represents the total monetary value of cash discounts and rebates provided to platform users that are accounted for as deductions from revenue in accordance with IFRS 15. Platform users can generally elect for a cash discount/rebate or a physical reward. In the event they elect for a physical reward, the amount is recognized as revenue and cost of revenue. The amount of Cash Rewards varies over time depending on user preferences, and this metric provides investors with visibility into total platform volume and consumer reward preferences. Management utilizes this metric to track user acquisition dynamics, evaluate reward mechanics, and assess overall business scale alongside reported revenue.

In addition to MoneyHero Group’s results determined in accordance with IFRS, MoneyHero Group believes that the key performance metrics above and the non-IFRS measures below are useful in evaluating its operating performance. MoneyHero Group uses these measures to evaluate ongoing operations and for internal planning and forecasting purposes. MoneyHero Group believes that non-IFRS information may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as profit/(loss) for the period and profit/(loss) before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as (loss)/profit for the period plus income tax expense, depreciation and amortization and finance costs, less interest income, and further adjusted for unrealized foreign exchange loss/(gain), changes in fair value of financial instruments, impairment of other assets, equity settled share-based payment expenses and non-recurring legal and professional fees and other expenses. For further details on the components of these adjustments and why management believes this non-IFRS measure provides useful supplemental information to investors, please see our Annual Report on Form 20-F for the year ended December 31, 2025.

Constant FX EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude unrealized foreign exchange loss/(gain). Management uses Constant FX EBITDA to evaluate ongoing operational performance, assess underlying business trends, and conduct internal planning and forecasting by eliminating unrealized foreign exchange remeasurement volatility. Management believes this measure is useful to investors because it provides a clearer, normalized view of the core operating trajectory and period-over-period performance unaffected by foreign exchange rate fluctuations.

EBITDA is a non-IFRS financial measure defined as (loss)/profit for the period plus income tax expense, depreciation and amortization and finance costs, less interest income.

A reconciliation is provided for each non-IFRS measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures. IFRS differs from U.S. GAAP in certain material respects and thus may not be comparable to financial information presented by U.S. companies. We currently, and will continue to, report financial results under IFRS, which differs in certain significant respects from U.S. GAAP.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(US$ in thousands)	2026	2025	2026	2025
	(unaudited)

(Loss)/Profit for the period	(1,203)	216	(7,947)	(2,233)
Income tax expense	6	14	12	14
Depreciation and amortization	314	322	647	624
Interest income	(104)	(184)	(203)	(315)
Finance costs	10	13	23	26
EBITDA	(977)	381	(7,468)	(1,884)
Unrealized foreign exchange loss/(gain), net	50	(2,951)	2,446	(3,963)

Constant FX EBITDA	(927)	(2,570)	(5,022)	(5,847)

Other non-cash items:
Changes in fair value of financial instruments	(1,052)	315	52	(157)
Impairment of other assets	70	-	74	-
Equity settled share-based payment arising from employee share incentive scheme	229	304	556	745

Other non-recurring items:
Non-recurring legal and professional fees and other expenses	53	-	1,649	-
Adjusted EBITDA	(1,627)	(1,951)	(2,691)	(5,259)

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the United States federal securities laws and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to the Group’s growth strategies, future results of operations and financial position, market size, industry trends and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the Company’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industries in which the Company and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; and the Group’s ability to implement its growth strategies and manage its growth; the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to attract traffic to its websites; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group’s ability to attract and retain management and skilled employees; the impact of pandemics on the business of the Group; the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers; disruptions to the Group’s information technology systems and networks; the Group’s ability to grow and protect its brand and the Group’s reputation; the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2025 on Form 20-F (File No.: 001-41838), registration statement on Form F-1 (File No.: 333-275205), and other documents to be filed by the Company from time to time with the U.S. Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that the Company currently does not know, or that the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect the Company’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. Forward-looking statements speak only as of the date they are made. The Company anticipates that subsequent events and developments may cause their assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company contained herein are not, and do not purport to be, appraisals of the securities, assets, or business of the Company.

For inquiries, please contact:

Investor Relations:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media Relations:

MoneyHero PR Team

Press@MoneyHeroGroup.com

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(US$ in thousands, except for loss per share)	2026	2025	2026	2025
	(unaudited)

Revenue	15,752	18,022	32,268	32,336

Cost and expenses:
Cost of revenue	(7,567)	(9,102)	(15,432)	(15,465)
Advertising and marketing expenses	(4,023)	(4,548)	(7,943)	(9,132)
Technology costs	(462)	(922)	(1,001)	(1,739)
Employee benefit expenses	(3,910)	(3,700)	(7,908)	(8,054)
General, administrative and other operating expenses	(2,229)	(2,352)	(5,741)	(4,543)
Foreign exchange differences, net	(83)	2,968	(2,487)	3,923

Operating (loss)/income	(2,522)	366	(8,244)	(2,674)

Other income/(expenses):
Other income	284	192	385	323
Finance costs	(10)	(13)	(22)	(26)
Changes in fair value of financial instruments	1,051	(315)	(53)	158

(Loss)/Profit before tax	(1,197)	230	(7,934)	(2,219)
Income tax expense	(6)	(14)	(13)	(14)
(Loss)/Profit for the period	(1,203)	216	(7,947)	(2,233)

Other comprehensive income/(loss)
Other comprehensive income/(loss) that may be classified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	648	(2,440)	2,512	(3,819)

Other comprehensive income/(loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Remeasurement gains on defined benefit plan	12	39	11	40
Fair value loss on non-current financial asset	-	-	(71)	-
Other comprehensive income/(loss) for the period, net of tax	660	(2,401)	2,452	(3,779)

Total comprehensive loss for the period, net of tax	(543)	(2,185)	(5,495)	(6,012)

(Loss)/Earnings per share attributable to ordinary equity holders of the parent
Basic	(0.03)	0.01	(0.18)	(0.05)
Diluted	(0.03)	0.00	(0.18)	(0.05)

Unaudited Interim Condensed Consolidated Statements of Financial Position

	As of June 30,	As of December 31,
(US$ in thousands)	2026	2025
	(unaudited)	(audited)
NON-CURRENT ASSETS
Non-current financial asset	473	544
Intangible assets	774	626
Property and equipment	379	171
Right-of-use assets	542	935
Deposits	34	58
Total non-current assets	2,202	2,334

CURRENT ASSETS
Accounts receivable	15,748	18,745
Contract assets	14,863	17,898
Prepayments and other assets	6,837	6,255
Tax recoverable	42	43
Pledged bank deposits	145	185
Cash and cash equivalents	28,160	31,185
Total current assets	65,795	74,311

CURRENT LIABILITIES
Accounts and other payables	31,549	34,935
Warrant liabilities	1,183	1,130
Lease liabilities	400	702
Tax payable	2	2
Provisions	45	45
Total current liabilities	33,179	36,814

NET CURRENT ASSETS	32,616	37,497

TOTAL ASSETS LESS CURRENT LIABILITIES	34,818	39,831

NON-CURRENT LIABILITIES
Lease liabilities	158	240
Deferred tax liabilities	43	39
Defined benefit liabilities	145	141
Total non-current liabilities	346	420

Net assets	34,472	39,411

EQUITY
Issued capital	5	5
Reserves	34,467	39,406
Total equity	34,472	39,411